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07027690

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME African Metals Corp.

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PROCESSED
NOV 0 2 2007
THOMSON FINANCIAL

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FILE NO. 82- 01856 FISCAL YEAR 5-31-07

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DAT : 11/1/07

082-01856

African Metals Corporation

AR/S
5-31-07

2007 ANNUAL REPORT

RECEIVED
2007 OCT 29 A 7:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, BC, CANADA V6C 2B3
Telephone: (604) 684-4100 Facsimile: (604) 684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Annual Report to Shareholders for the Year Ended May 31, 2007
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction
During Fiscal Year 2007, which ended on May 31, 2007, African Metals took major steps in enhancing the Company's assets by acquiring a copper-cobalt project in the Democratic Republic of the Congo (DRC) and the Lokoro oil and gas project, also in the DRC. The Company conducted programs on the DRC projects and on its diamond and gold projects in Mali, West Africa.

During the year the Company raised $1,000,000 through a private placement and $38,650 from the exercise of warrants and options.

Katanga Copper-Cobalt Properties
In December, 2006 African Metals optioned an 80% interest in 8 properties covering 682 square kilometers within the prolific Katanga Copper belt in the southeastern part of the DRC. Under the terms of the agreement, the Company must pay US$1,000,000 over a period of 2 years, and has been issued 300,000 shares of its capital stock at a price of $0.74. If an economic, viable resource is defined within the Properties, African Metals must pay an additional US$125,000 to the vendor.

The Katanga copper belt contains numerous high grade copper, cobalt and zinc deposits. Together with the adjoining Zambian copper belt, this forms one of the greatest metallogenic provinces of the world, much of which remains unexplored. The Etoile Mine lies 20 km west of the Properties. The Etoile Mine has resources totalling 11.4 million tonnes of 5.97% copper and 0.95% cobalt. The Properties are underlain in part by the Roan supergroup, which contains more than 230 base metal occurrences within the copper belt. Three copper and one gold occurrence are known to exist on the Properties. Subsequent to the end of the fiscal year, The Company completed a soil sampling program during which 5,000 soil samples were collected and will be assayed.

The Lokoro Project
In December, 2006 African Metals signed an option agreement with a private DRC company giving it the right to a 75% interest in any benefits accrued from a Protocol Agreement signed with the DRC. The Protocol Agreement gives the Company the right to assess the potential of the 200,000 square kilometer Lokoro basin for the possibility of an oil and gas discovery. Under the terms of the agreement with the private DRC company, African Metals must research all the available data, conduct a field survey to assess the geology and take samples for analysis. After all has been completed and a report has been written, the Company will choose the most potentially prospective 20,000 square kilometre area for a lease within the Lokoro basin for the discovery of oil and gas.

To acquire this opportunity, the Company must pay the private DRC company US$3,000 per month and has reimbursed a third party for US$201,000 in expenses through the issuance of 397,026 shares of the Company's stock at a price of $0.59 per share. Once the lease has been granted to the Company, 1,200,000 shares will be issued to a company of third parties subject to a review by the TSX Venture Exchange.

The area in question is underlain with sandstones of Jurassic, Cretaceous and Permo-Carboniferous age with good porosities of up to 30% while the Ordovician sandstones have porosities ranging from 8 to 19%. These present multiple opportunities for traps associated with structures in tilted blocks, fault and anticlinal traps and stratigraphic traps related to facies variations. Multiple zones are present which contain total organic carbon (TOC) ranging from 2% to 13%. Oil seeps occur.

The field study has been completed, and samples will be sent for analysis. A report will be presented to the DRC in preparation of the negotiation of a lease.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Annual Report to Shareholders for the Year Ended May 31, 2007
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

The Diamond Concessions
African Metals currently holds a 95% interest in the Medinandi Sud diamond concession; and a 100% interest in its 3 other diamond concessions covering 7,281 square kilometers in western Mali, West Africa. In the Kenieba Nord concession, a total of 7 diamonds between 34 and 232 carats have previously been found in alluvium or stream deposited material.

During the spring of this year, 15 airborne magnetic anomalies in 2 of the Company's concessions were located and sampled for possible diamond indicator mineral content. In addition, samples were taken from a prominent bed of conglomerate in the attempt to discover the source of diamonds in the area. The samples will be analyzed this autumn.

Comifa Gold Concession
The Comifa gold concession in western Mali was soil sampled in the spring. Results are being processed and should be available soon.

Future Programs
The next steps on the copper-cobalt properties will be to continue the current program and to drill significant targets. On the Lokoro project, once a lease has been negotiated African Metals will explore the area in preparation for drilling. African Metals is looking for a joint venture partner for its diamond properties.

The Exploration Team
Planning for and supervision of the copper, gold and diamond projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Mr. Carl G.Verley, P. Geo. is the Independent Qualified Person under National Instrument 43-101. Mr. Feroz Sultan is the Qualified Person for the oil and gas project in the DRC.

Overview of Performance
During fiscal 2007, the Company's total assets increased by $1,225,278 to $2,419,314 mainly as a result of $503,299 in acquisition costs of mineral properties and $431,690 in costs related to the Lokoro project. Also, the cash balance increased by $206,161 during the year because of the issuance of share capital for $1,038,650 in cash.

The Company's working capital improved by $277,378 to $281,007 because of the residual from the issuance of share capital for cash and because of the decrease in trade payables at May 31, 2007. Accounts payable prior to year-end included a $69,464 trade payable to a mineral services company. No such payable exists as at May 31st of the current year. During fiscal 2007, the Company's deficit increased by $622,317 to $10,579,273.

During the year end audit, it was determined that an incorrect value was used in the valuation of the shares issued to reimburse a third party for expenses incurred on the Lokoro Project. The consideration was originally recorded at the market value of the shares on the date of issuance which was CDN$0.74 per share, however, it has been determined that the correct value should have been the value of the expenses to be reimbursed which was US$201,000 (CDN$234,245). As a result, a year-end adjustment has been posted to reduce Deferred costs – Lokoro Project and Share capital by $59,554.

Results of Operations
The Company's activities consist of the exploration of mineral properties in Mali and the DRC, exploratory work on an oil and gas lease in the DRC and the operation of administrative offices in Canada and Mali.

The net loss for fiscal 2007 was $622,317 or $0.03 per share as compared to $245,709 or $0.02 per share in fiscal 2006. The main reason for the increase in net loss is the $301,596 increase in stock-based compensation cost. If you were to ignore the stock-based compensation expense for both years, total expenses would have increased by only $24,358 from the prior year and the net loss for the current year would be $216,581.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Annual Report to Shareholders for the Year Ended May 31, 2007
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Results of Operations (continued)
The main reasons for the increase in non-stock-based compensation expenditures is $12,000 in management fees being paid to a corporation controlled by the Family Trust of the President of the Company, $6,065 in stock exchange filing fees related to the shares issued on the Lokoro Project and the Kalende Properties, and a $5,015 increase in accounting and audit fees.

During fiscal 2007, capitalized exploration costs related to mineral properties increased by $76,096, acquisition costs related to mineral properties increased by $503,299, and $431,690 was incurred on exploratory work on the oil and gas lease in the DRC.

Liquidity
During fiscal 2007, the Company completed a private placement financing of 2,500,000 units at a price of $0.40 per unit for a total consideration of $1,000,000. Each unit consisted of one common share and one transferable share purchase warrant. Each share purchase warrant is exercisable to acquire one additional common share at a price of $0.50 per share on or before October 5, 2008. In addition, the Company issued 397,026 shares at a deemed price of $0.59 per share, pursuant to the Agreement detailed in Note 5 of the financial statements, for a total consideration of $234,245, and the Company also issued 300,000 shares at a deemed price of $0.74 per share pursuant to an Option Agreement for an 80% interest in the Kalende properties located in the Democratic Republic of the Congo for a total consideration of $222,000 (Note 6g). Finally, the Company issued 149,000 shares for the exercise of stock options as follows: 5,000 shares at a price of $0.20 per share for consideration of $1,000; 61,500 shares at a price of $0.25 per share for consideration of $15,375; and 82,500 shares at a price of $0.27 per share for consideration of $22,275.

The Company will need to raise additional capital to continue its exploration projects. While the Company has been successful in accessing the equity market in the past, there is no guarantee that this will continue to be available. Management believes it will be able to obtain necessary financing to complete the development and exploration of its projects.

Summary of Quarterly Results
Selected financial information for the last twelve quarters, starting with the Fourth Quarter, 2007, is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2007 4th Q	$ 88	$ 135,263	$ 0.007
2007 3rd Q	$ 0	$ 55,752	$ 0.003
2007 2nd Q	$ 80	$ 50,573	$ 0.003
2007 1st Q	$ 4,570	$ 380,729	$ 0.023
2006 4th Q	$55,277	$ 47,693	$ 0.003
2006 3rd Q	$ 13	$ 47,417	$ 0.003
2006 2nd Q	$ 69	$ 102,918	$ 0.006
2006 1st Q	$ 33	$ 47,681	$ 0.003
2005 4th Q	$ 39	$ 53,973	$ 0.004
2005 3rd Q	$ 26	$ 42,898	$ 0.003
2005 2nd Q	$ 43	$ 36,480	$ 0.003
2005 1st Q	$ 7	$ 37,327	$ 0.003

Summary of Annual Results

Fiscal Year	2007	2006	2005
Total Revenues	$ 4,738	$ 55,392	$ 115
Total Loss	$ 622,317	$ 245,709	$ 170,678
Loss Per Share	$ 0.03	$ 0.02	$ 0.01
Total Assets	$2,419,314	$1,194,036	$ 611,456

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, which includes the Company's Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Annual Report to Shareholders for the Year Ended May 31, 2007
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Disclosure Controls and Procedures (continued)
As of May 31, 2007 the Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as defined in *Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings*, of the Canadian Securities Administrators and concluded that such controls will provide a reasonable level of assurance and are effective, but do not expect that the controls will prevent all errors and fraud. These controls provide reasonable assurance, but not absolute assurance that the objectives of the control system are met.

Internal Control over Financial Reporting
Senior management, including the Company's Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with *Multilateral Instrument 52-109*. These internal controls over financial reporting have been established as at May 31, 2007. There have been no changes in these controls during fiscal year 2007 which have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Management has concluded that there is a material weakness in the design of internal controls over financial reporting with respect to the fact that due to the limited number of staff of the Company, it is not possible to achieve a segregation of duties. It is management's intention to further refine the internal controls and processes to remediate this material weakness.

Related Party Transactions
The Company paid management fees totalling $25,600 (2006 - $23,750) to a company wholly owned by Willis W. Osborne, Director and $12,000 (2006 - $Nil) to a corporation controlled by the Family Trust of Klaus Eckhof, President and Director. Geological fees totalling $11,755 (2006 - $20,450) were paid to Mamadou Keita, Director and accounting fees totalling $3,037 (2006 - $3,130) and consulting fees totalling $10,384 (2006 - $10,357) were paid to the Secretary of the Company.

Fourth Quarter
The net loss for the fourth quarter of fiscal 2007 was $135,263 or $0.007 per share compared to $47,693 or $0.003 per share in the prior year. The main reason for the difference is in the fourth quarter of fiscal 2006 there was a gain on disposal of marketable securities of $55,233. There was no disposal of marketable securities in the fourth quarter of fiscal 2007. Also, in the fourth quarter of fiscal 2007, $12,000 in management fees was paid to the Family Trust of the President of the Company. There was no such expenditure in the prior year. Finally, there was $7,057 more in office expenses incurred in the fourth quarter of fiscal 2007 compared to the fourth quarter of fiscal 2006. However, the total for office expenses for the current year is comparable with the prior year.

Investor Relations
During the year, African Metals shared a booth in an investor conference in Munich, Germany to generate European interest in the Company. The Company also participated in the Vancouver Investment Conference in January and the Prospectors Developers Conference in Toronto, in March.

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. Additional information can be viewed online at www.africanmetals.com.

DATED: September 28, 2007

ON BEHALF OF THE BOARD OF DIRECTORS OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director

African Metals Corporation

Financial Statements

May 31, 2007

African Metals Corporation

Financial Statements

May 31, 2007 **Page**

CHARTERED ACCOUNTANTS
MacKay LLP

1100 - 1177 West Hastings Street
Vancouver, BC V6E 4T5
Tel: (604) 687-4511
Fax: (604) 687-5805
Toll Free: 1-800-351-0426
www.MacKayLLP.ca

mackay.ca

Auditors' Report

To the Shareholders of
African Metals Corporation

We have audited the balance sheets of African Metals Corporation as at May 31, 2007 and 2006 and the statements of operations and deficit, cash flows, and deferred exploration costs for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"MacKay LLP"

Chartered Accountants

Vancouver, Canada.
August 27, 2007

African Metals Corporation

Balance Sheets

May 31,	2007	2006
Assets		
Current		
Cash	$ 233,322	$ 27,161
Marketable securities (note 3)	95,848	101,282
Accounts receivable	604	604
Goods and services tax recoverable	1,636	6,794
Prepaid expenses	29,000	2,263
	360,208	138,104
Automobile and equipment (note 4)	19,868	27,777
Deferred costs – Lokoro Project (note 5)	431,690	-
Mineral properties, including deferred exploration costs (note 6)	1,607,550	1,028,155
	$ 2,419,314	$ 1,194,036
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 39,073	$ 111,126
Due to related parties (note 7)	40,128	23,349
	79,201	134,475
Share Capital and Deficit		
Share capital (note 8)	11,451,495	9,956,600
Share subscription advances	-	2,500
Contributed surplus (note 8)	1,467,891	1,057,417
Deficit	(10,579,273)	(9,956,956)
	2,340,113	1,059,561
	$ 2,419,314	$ 1,194,036

Commitments (notes 6 and 13)

Approved by the Directors:

"Michael F. Bolton" Director

"Willis W. Osborne" Director

African Metals Corporation

Statements of Operations and Deficit

For the year ended May 31,	2007	2006
Expenses		
Accounting and audit	$ 30,484	$ 25,469
Amortization	134	191
Bank charges	209	246
Consulting	10,384	10,357
Investor relations	18,000	15,600
Management fees	37,600	23,750
Office and miscellaneous	40,018	39,251
Legal	4,009	3,535
Promotion, travel and shareholder relations	28,352	34,326
Rent	17,327	15,517
Stock exchange filing fees	21,481	15,000
Stock-based compensation (note 8)	410,474	108,878
Telephone	3,050	4,378
Transfer agent	5,533	4,605
	627,055	301,101
Other Income		
Gain on sale of marketable securities	(4,570)	(55,233)
Interest income	(168)	(159)
Net loss for the year	622,317	245,709
Deficit, beginning of year	9,956,956	9,711,247
Deficit, end of year	$ 10,579,273	$ 9,956,956
Basic and diluted loss per share	$ (0.03)	$ (0.02)
Weighted average common shares outstanding	18,221,509	16,022,169

African Metals Corporation

Statements of Cash Flows

For the year ended May 31,	2007	2006
Operating activities		
Net loss for the year	$ (622,317)	$ (245,709)
Adjustments:		
Amortization	134	191
Gain on sale of marketable securities	(4,570)	(55,233)
Stock-based compensation	410,474	108,878
	(216,279)	(191,873)
Changes in non-cash working capital items:		
Accounts receivable	-	(26)
Goods and services tax receivable	5,158	(3,620)
Due from related party	-	19,998
Prepaid expenses	1,111	5,141
Accounts payable and accrued liabilities	(72,146)	71,945
Due to related parties	16,779	21,536
	(265,377)	(76,901)
Financing activities		
Share subscription receivable	-	5,250
Issue of share capital for cash	1,036,150	624,130
	1,036,150	629,380
Investing activities		
Accounts payable and accrued liabilities	93	1,800
Prepaid exploration costs	(27,848)	87,390
Proceeds from sale of marketable securities	10,206	70,250
Acquisition of marketable securities	-	(70,000)
Acquisition costs of equipment	-	(2,304)
Acquisition costs of mineral properties	(281,299)	(36,138)
Deferred exploration costs, net of amortization	(68,319)	(591,656)
Deferred exploration costs - Lokoro project	(197,445)	-
	(564,612)	(540,818)
Increase in cash	206,161	11,861
Cash, beginning of year	27,161	15,300
Cash, end of year	$ 233,322	$ 27,161
Supplemental cash flow information (note 12)		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

African Metals Corporation

Statements of Deferred Exploration Costs

For the year ended May 31,	2007	2006
Exploration costs		
Amortization	$ 7,777	$ 10,670
Drilling and assays	4,430	443,450
Exploration survey	56,230	140,474
Office, consulting and travel	7,659	7,732
Total costs incurred during the year	76,096	602,326
Balance of costs, beginning of year	974,978	372,652
Balance of costs, end of year	$ 1,051,074	$ 974,978

1. **Nature of Business and Operations**

African Metals Corporation (the "Company"), an exploration stage company, was continued under the British Columbia Business Corporations Act effective January 4, 2005. Its principal business activities are the exploration and development of minerals properties located in West Africa and the Democratic Republic of the Congo (the "DRC") and the assessment of the viability of an oil and gas lease in the DRC.

These financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company are primarily dependent upon its ability to raise exploration financing from equity markets. Recovery of the capitalized carrying costs shown for mineral properties will likely require establishment of economically recoverable reserves, the securing of development financing and profitable production. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. **Significant Accounting Policies**

a) Mineral properties and deferred exploration costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production, or the property is disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property based on estimated economic reserves. Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry norms for the current stage of exploration of such properties, these procedures do not guarantee of the Company's title. Property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or sale of the property.

Recorded costs of mineral properties and deferred exploration costs are not intended to reflect present or future values of resource properties. The recovery of recorded costs is subject to measurement uncertainty and it is reasonably possible that changes in future conditions in the near term could require a material change in the recorded amount.

b) Option Payments

Payments on mineral property Option Agreements are made at the discretion of the Company and accordingly are accounted for on a cash basis.

2. **Significant Accounting Policies (continued)**

c) Oil and gas properties

The company follows the full cost method of accounting for oil and gas properties whereby all costs related to the exploration and development of oil and gas properties are capitalized on a country by country cost centre basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, oil and gas production equipment and overhead charges related to exploration and development activities.

Gains or losses are not recognized upon disposition of oil and gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion of 20% or more.

Such costs will be depleted on the unit of production method based on estimated proven gas and oil reserves as determined by the company and substantiated by independent professional engineers. Oil and gas reserves are converted to a common unit of measure on an energy equivalent basis of six mcf of gas to one barrel of oil. Costs of acquiring and evaluating unproven properties are excluded from depletion calculations until it is determined whether or not proven reserves are attributable to the properties or impairment occurs.

The recoverability of amounts shown as petroleum and natural gas property expenditures are dependent upon the existence of economically recoverable reserves and future profitable production or disposition of properties. Recorded costs are not intended to reflect present or future values of the properties. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that changes, in future conditions could require a material change in the recognized amount.

d) Asset retirement obligations

The Company records a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value.

e) Marketable Securities

Marketable securities are valued at the lower of cost or market value.

f) Automobile and Equipment

Automobile and equipment are carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the following annual rates:

Automobile	30%
Equipment	20%
Computer	30%

In the year of acquisition, amortization is recorded at one-half the normal rate.

2. **Significant Accounting Policies (continued)**

g) Stock-based compensation

The Company has adopted an incentive stock option plan which is described in note 8.

All stock-based awards are measured and recognized using the fair-value method as determined using the Black-Scholes option valuation model. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. Compensation expense is reflected in the statement of operations over the vesting period.

h) Income Taxes

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are more likely than not to be realized. Future income tax assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

i) Share Issue costs

Share issue costs incurred on the issue of the Company's shares are charged directly to share capital.

j) Loss per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the year.

Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share as to do so would be anti-dilutive. Accordingly, basic and diluted loss per share are the same.

k) Translation of Foreign Currencies

Foreign currencies have been translated into Canadian funds using the temporal method as follows:

i. Monetary items at the rate of exchange prevailing as at the balance sheet date.
ii. Non-monetary items, at the historical rate of exchange.
iii. Deferred exploration and administration costs at the period average in which transactions occurred.

2. **Significant Accounting Policies (continued)**

l) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relates to the determination of impairment of resource property interests and useful lives for depreciation and amortization. Financial results as determined by actual events could differ from those estimates.

m) Financial Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where applicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

3. **Marketable Securities**

	2007	2006
Great Quest Metals Ltd. – 279,250 (2006 – 286,250) shares (market value - $178,720 (2006 - $228,138))	$ 95,646	$ 98,044
La Plata Gold Corporation – Nil (2006 - 4,047) shares (market value - $Nil (2006 - $4,128))	-	3,238
	$ 95,646	$ 101,282

4. **Automobile and Equipment**

2007

	Cost	Accumulated Amortization	Net Book Value
Automobile	$ 42,654	$ 26,482	$ 16,172
Equipment	5,601	2,220	3,381
Computer	1,530	1,217	313
	$ 49,785	$ 29,919	$ 19,866

2006

	Cost	Accumulated Amortization	Net Book Value
Automobile	$ 42,654	$ 19,551	$ 23,103
Equipment	5,601	1,374	4,227
Computer	1,530	1,083	447
	$ 49,785	$ 22,008	$ 27,777

5. **Deferred Costs - Lokoro Project**

The Company signed an agreement whereby the Company can acquire a 75% interest in an oil and gas licence in the Democratic Republic of the Congo (DRC).

There are three stages to go through with the DRC Ministry of Energy to reach the ultimate goal which is the granting of a licence for oil and gas exploration, development and production. The first stage has been completed, and the second stage consists of the collection of existing data relating to the potential prospectivity of oil and gas occurrences over a very large area in southwestern DRC followed by the analysis, interpretation and assessment of the data. The Company will have access to much of the information held by the DRC Ministry of Energy. The objective of this phase is to select a significantly smaller area within the large area that is most highly prospective for the discovery of hydrocarbons. The third stage consists of presenting a report to the government and negotiating a licence over the area chosen within the larger area. At the granting of the lease, a company is formed to hold the lease, and African Metals will hold a 75% interest in this company.

A monthly maintenance fee of US$3,000 will be paid to the vendors (US$18,000 (CDN$21,232) was paid in the fiscal year 2007). A sum of US$201,000 (CDN$234,245) in expenses was reimbursed by 397,026 shares of the Company's capital stock at a discounted market value of $0.59 per share to a third party. A total of 1,200,000 shares will be issued to a company of the third party at the granting of an oil and gas lease to the to-be-formed DRC company, upon TSX Venture Exchange approval.

Costs related to the Lokoro Project (the "Project") are capitalized and deferred until either the Project is put into production, disposed of or abandoned.

A summary of deferred costs related to the Project is as follows:

	2007	2006
397,026 shares at a price of $0.59 per share	$ 234,245	$ -
Monthly maintenance fee (US$18,000)	21,232	-
Consulting	118,003	-
Government fee	58,210	-
Balance, end of period	$ 431,690	$ -

6. **Mineral Properties**

	2007 Acquisition Costs	Deferred Exploration Costs	Total
Mali, West Africa			
a. Kenieba Sud Concession	$ 12,710	$ 159,121	$ 171,831
b. Kenieba Nord Concession	1,800	745,472	747,272
c. Comita Concession	22,644	41,708	64,352
d. Soumata Concession	1,104	32,481	33,585
e. Medinandi Sud Concession	46,316	35,851	82,167
f. Falako Concession	6,552	33,282	39,834
	91,126	1,047,915	1,139,041
Democratic Republic of the Congo			
g. Katande Properties	465,350	3,159	468,509
	$ 556,476	$ 1,051,07	$ 1,607,550

12

6. **Mineral Properties (continued)**

	2006 Acquisition Costs	Deferred Exploration Costs	Total
Mali, West Africa			
a. Kenieba Sud Concession	$ 12,710	$ 153,836	$ 166,546
b. Kenieba Nord Concession	1,800	728,943	730,743
c. Comita Concession	11,337	37,993	49,330
d. Soumata Concession	1,104	10,006	11,110
e. Medinandi Sud Concession	19,674	11,441	31,115
f. Falako Concession	6,552	32,759	39,311
	$ 53,177	$ 974,978	$ 1,028,155

a. **Kenieba Sud Concession**

During fiscal 2003, the Company was granted a 90 day Autorisation d'Exploration ("AE"), a permit to carry out a short program of exploration, on the Kenieba Sud Concession located in western Mali. The Company paid the acquisition costs of US$8,200 (approximately $12,710).

During fiscal 2006, the Company was granted a Convention d'Etablissement ("CE"), an agreement with fixed conditions of exploration and an Arrêté de la Minière ("AM"), a research permit.

b. **Kenieba Nord Concession**

During fiscal 2004, the Company was granted a 90 day AE on the Kenieba Nord Concession located in western Mali. The Company paid permit fees of 750,000 FCFA (approximately $1,800).

During fiscal 2005, the Company was granted a CE and an AM.

c. **Comita Concession**

During fiscal 2004, the Company entered into an Option Agreement to acquire a 95% interest (subject to a 1% Net Smelter Returns Royalty ("NSR")) on the Comita Concession located in western Mali. The Company paid the owner a total of 1,000,000 FCFA (approximately $2,529) and agreed to make additional payments to the owner for a total of 49,000,000 FCFA (approximately $104,000) over a period of 4 to 5 years.

During fiscal 2006, the Company paid 4,000,000 FCFA (approximately $8,807) to the owner.

During fiscal 2007, the Company was granted an AM. The Company paid 5,000,000 FCFA (approximately $11,308) to the owner.

A summary of the total remaining payments required under the Option Agreement on the Comita concession is as follows:

	Amount	CDN$
On or before June 27, 2007 (subsequently paid);	5,000,000 FCFA	$ 10,970
On or before December 27, 2007;	5,000,000 FCFA	10,970
On or before June 27, 2008;	5,000,000 FCFA	10,970
On or before December 27, 2008;	5,000,000 FCFA	10,970
On or before June 27, 2009;	5,000,000 FCFA	10,970
On or before December 27, 2009;	5,000,000 FCFA	10,970
On or before June 27, 2010; and	5,000,000 FCFA	10,970
On or before December 27, 2010	5,000,000 FCFA	10,970
	40,000,000 FCFA	$ 87,760

6. Mineral Properties (continued)

d. Soumala Concession

During fiscal 2005, the Company was granted a CE on the Soumala concession.

During fiscal 2006, the Company paid fees of 500,000 FCFA (approximately $1,104) for the exploration permit.

e. Medinandi Sud Concession

During fiscal 2005, the Company entered into an agreement to acquire a 95% interest (subject to a 1% NSR) on the Medinandi Sud Concession located in western Mali. The Company agreed to pay the owner a total of 50,000,000 FCFA (approximately $106,000) over a period of 4 to 5 years. No payments were made in 2005. During fiscal 2006, a CE was granted on the Medinandi Sud concession, and on October 24, 2005, and AM was granted.

During fiscal 2006, the Company paid 8,500,000 FCFA (approximately $19,674) to the owner.

During fiscal 2007, the Company paid 11,500,000 FCFA (approximately $26,642) to the owner.

A summary of the total remaining payments required under the Option Agreement on the Medinandi Sud concession is as follows:

	Amount	CDN$
On or before October 24, 2007;	5,000,000 FCFA	$ 10,970
On or before April 24, 2008;	5,000,000 FCFA	10,970
On or before October 24, 2008;	5,000,000 FCFA	10,970
On or before April 24, 2009;	5,000,000 FCFA	10,970
On or before October 24, 2009; and	5,000,000 FCFA	10,970
On or before April 24, 2010	5,000,000 FCFA	10,970
	30,000,000 FCFA	$ 65,820

f. Fatako Concession

During fiscal 2006, the Company acquired the Fatako gold concession in western Mali, West Africa. Under the terms of the Option Agreement with the owner, the Company has the option to acquire a 95% interest in the concession by paying 50,000,000 FCFA (approximately $106,000) over a 5 year period. Any production from this concession is subject to a 1% net smelter royalty. An Autorisation d'Exploration permit has been granted. The Company paid 3,000,000 FCFA (approximate $6,552) to the owner.

A summary of the total remaining payments required under the Option Agreement on the Fatako concession is as follows:

	Amount	CDN$
On receipt of the Convention d'Etablissement	2,000,000 FCFA	$ 4,388
6 months after the date of signing the AM	5,000,000 FCFA	10,970
12 months after the date of signing the AM	5,000,000 FCFA	10,970
18 months after the date of signing the AM	5,000,000 FCFA	10,970
24 months after the date of signing the AM	5,000,000 FCFA	10,970
30 months after the date of signing the AM	5,000,000 FCFA	10,970
36 months after the date of signing the AM	5,000,000 FCFA	10,970
42 months after the date of signing the AM	5,000,000 FCFA	10,970
48 months after the date of signing the AM	5,000,000 FCFA	10,970
54 months after the date of signing the AM	5,000,000 FCFA	10,970
	47,000,000 FCFA	$ 103,118

6. Mineral Properties (continued)

g. Kalande Properties

The Company signed an agreement whereby the Company has optioned an 80% interest in eight properties covering 882 square kilometers within the prolific Katanga copper belt located in the southeastern part of the Democratic Republic of the Congo. Consideration consists of:

- Cash payments of US$1,000,000 (CDN$1,102,350) as follows:
  - US$50,000 (CDN$60,080) upon signing of the agreement (paid);
  - US$150,000 (CDN$183,270) upon approval of the TSX Venture Exchange (paid);
  - US$300,000 (CDN$322,000) on or before December 15, 2007; and
  - US$500,000 (CDN$537,000) on or before December 15, 2008.
- Issuing 300,000 shares of the Company's capital stock to the owner upon the approval of the TSX Venture Exchange (issued at a price of $0.74 per share).

If an economic, viable resource is defined within the eight properties, the Company must pay an additional US$125,000 to the vendor.

7. Due to Related Parties

As at May 31, 2007, $28,128 (2006 - $23,349) was due to a corporation related by virtue of common Directors, $12,000 (2006 - $Nil) was due to a corporation controlled by the Family Trust of the President of the Company. The balances do not bear interest, are unsecured, and have no fixed payment terms, accordingly the fair values cannot be readily determined.

8. Share Capital

The authorized share capital of the Company consists of unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	2007		2006	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of year	16,272,127	$ 9,956,600	14,967,127	$ 9,332,470
Issued during the year for:				
Cash	2,649,000	1,038,650	1,305,000	624,130
Exploratory costs	397,026	234,245	-	-
Mineral properties	300,000	222,000	-	-
Balance, end of year	19,618,153	$ 11,451,495	16,272,127	$ 9,956,600

Transactions for the Issue of Share Capital
During the Year Ended May 31, 2007:

a. The Company completed a private placement financing consisting of 2,500,000 units at a price of $0.40 per unit for a total consideration of $1,000,000. Each unit consisted of one common share and one transferable share purchase warrant. Each share purchase warrant is exercisable to acquire one additional common share at a price of $0.50 per share on or before October 5, 2008.

8. Share Capital (continued)

b. The Company issued 397,028 shares at a deemed price of $0.59 per share pursuant to the Agreement detailed in Note 5 for a total consideration of $234,245.

c. The Company issued 300,000 shares at a deemed price of $0.74 per share pursuant to an Option Agreement for an 80% interest in the Kalende properties located in the Democratic Republic of the Congo for a total consideration of $222,000 (Note 6g).

d. The Company issued 149,000 shares for the exercise of stock options as follows: 5,000 shares at a price of $0.20 per share for consideration of $1,000; 61,500 shares at a price of $0.25 per share for consideration of $15,375; and 82,500 shares at a price of $0.27 per share for consideration of $22,275.

Transactions for the Issue of Share Capital
During the Year Ended May 31, 2006:

a. The Company issued 105,000 shares for the exercise of stock options as follows: 55,000 shares at a price of $0.20 per share for a total consideration of $11,000; 18,500 shares at a price of $0.25 per share for a total consideration of $4,625; and 31,500 shares at a price of $0.27 per share for a total consideration of $8,505.

b. The Company competed a private placement financing consisting of 1,200,000 units at a price of $0.50 per unit for a total consideration of $600,000. Each unit consisted of one common share and a one-half of a transferable share purchase warrant. Each full share purchase warrant was exercisable to acquire one additional common share at a price of $0.60 per share on or before July 19, 2006.

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the issued and outstanding shares.

Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company's shares immediately preceding the issuance of a news release announcing the granting of the options) or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. All options granted under the Plan will become vested in full upon grant, except options granted to consultants performing investor relations activities, which options are subject to vesting restrictions such that one-quarter of the options shall vest every three months subsequent to the date of the grant of the options.

A summary of the status of the Company's stock options outstanding as of May 31, 2007 and 2006 and changes during the years then ended is as follows:

	2007		2006	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	846,000	$ 0.41	746,000	$ 0.33
Granted	900,000	0.53	235,000	0.60
Exercised	(149,000)	(0.26)	(105,000)	(0.23)
Expired	(15,000)	(0.25)	(30,000)	(0.40)
Options outstanding, end of year	1,582,000	$ 0.50	846,000	$ 0.41

8. Share Capital (continued)

As at May 31, 2007, the Company had outstanding stock options to acquire 1,582,000 shares as follows:

Number of Options Outstanding	Number of Options Exercisable	Exercise Price	Expiry Date
97,000 •	97,000	$ 0.27	June 26, 2007
70,000	70,000	$ 0.20	December 23, 2007
60,000	80,000	$ 0.40	August 8, 2008
200,000	200,000	$ 0.47	November 28, 2008
235,000	235,000	$ 0.60	November 7, 2010
800,000	800,000	$ 0.50	August 4, 2011
100,000	100,000	$ 0.80	May 1, 2012
1,582,000	1,582,000		

• 97,000 stock options were subsequently exercised.

The following table summarizes information about the stock options outstanding and exercisable at May 31, 2007:

Weighted Average Exercise Price ($)	Number	Weighted Average Remaining Life (Years)
0.20	70,000	0.56
0.27	97,000	0.07
0.40	60,000	1.19
0.47	200,000	1.50
0.50	800,000	4.18
0.60	235,000	3.44
0.80	100,000	4.92
0.50	1,582,000	3.22

During the current and prior year, stock-based compensation has been recorded in the amount of $410,474 (2006 - $106,876) and included in contributed surplus. The amount is management's estimate of the fair value of the 900,000 (2006 – 235,000) stock options granted and vested during the year, and has been expensed in the statement of operations. The weighted average fair value of options granted and vested during the year is a follows:

	2007		2006	
	Weighted average exercise price $	Weighted average fair value of option $	Weighted average exercise price $	Weighted average fair value of option $
Exercise price, equals	0.50	0.43	-	-
exceeds the market price of the stock on the grant date	0.80	0.62	0.60	0.46

8. Share Capital (continued)

Stock Options (continued)

The fair values of options granted during the current year were estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006
Expected volatility	128.76%	150.74%
Risk-free interest rate	4.18%	3.92%
Expected life	5 years	5 years
Expected dividend yield	0%	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants

As at May 31, 2007, the Company had outstanding share purchase warrants exercisable to acquire 2,500,000 shares at a price of $0.50 per share on or before October 5, 2008.

Contributed Surplus

	2007	2006
Balance, beginning of year	$1,057,417	$ 948,539
Stock-based compensation	410,474	108,878
Balance, end of year	$1,467,891	$1,057,417

9. **Related Party Transactions**

a) Management fees totalling $25,600 (2006 - $23,750) were paid to a corporation controlled by a Director.

b) Management fees totalling $12,000 (2006 - $Nil) was incurred with a corporation controlled by the Family Trust of the President of the Company.

c) Exploration costs totalling $11,755 (2006 - $20,450) were incurred with a Director of the Company.

d) Accounting fees totalling $3,037 (2006 - $3,130) and consulting fees totalling $10,384 (2006 - $10,357) have been incurred with the Secretary of the Company.

e) The investment in Great Quest Metals Ltd., as described in Note 3, is with a company related by common directors.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

10. **Income Tax**

There was no income tax expense or recovery for 2007 or 2006.

Income tax expense varies from the amount that would be computed from applying the combined federal and provincial income tax rate to loss before taxes as follows:

	2007	2006
Net loss for the year	$ (622,317)	$ (245,709)
Statutory Canadian corporate tax rate	34.10%	34.10%
Anticipated tax recovery	(212,210)	(83,787)
Change in tax rates resulting from:		
Effect of tax rate change	143,899	69,965
Unrecognized items for tax purposes	138,413	18,294
Benefit of loss carry forward not recognized	99,489	16,333
Benefit of capital loss recognized	779	9,417
Valuation allowance	(170,370)	(30,222)
	$ -	$ -

The significant components of the Company's future tax asset are as follows:

	2007	2006
Automobile and equipment	$ 9,273	$ 7,505
Exploration and development deductions	586,788	648,119
Capital loss carry forwards	523,805	576,984
Non-capital loss carry forwards	319,125	376,775
	1,438,993	1,609,383
Valuation allowances	(1,438,993)	(1,609,363)
	$ -	$ -

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized the non-capital losses in the amount of $1,029,435 expire as follows:

2008	$ 72,221
2009	75,978
2010	115,287
2014	187,392
2015	170,405
2026	191,873
2027	216,279
	$ 1,029,435

As of May 31, 2007, the Company has unclaimed resource and other deductions in the amount of $3,932,106 (2006 - $2,928,798) which may be deducted against future taxable income on a discretionary basis. The Company has available capital losses in the amount of $1,689,692 (2006 - $1,691,977) which are available for infinite carry-forward to reduce future year's capital gains.

Tax benefits have not been recorded due to uncertainty regarding their utilization.

11. Segmented Information

The Company's activities are in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile and equipment by geographical segment is as follows:

	Congo	Mali	Canada	Total
May 31, 2007				
Automobile and equipment	$ -	$ 19,553	$ 313	$ 19,866
Deferred Costs – Lokoro Project	431,690	-	-	431,690
Mineral properties, including deferred costs	468,509	1,139,041	-	1,607,550
	$ 900,199	$ 1,158,594	$ 313	$ 2,059,106

	Congo	Mali	Canada	Total
May 31, 2006				
Automobile and equipment	$ -	$ 27,330	$ 447	$ 27,777
Mineral properties, including deferred costs	-	1,028,155	-	1,028,155
	$ -	$ 1,055,485	$ 447	$ 1,055,932

Revenue and expenses by geographical segment are as follows:

	Congo	Mali	Canada	Total
For the year ended May 31, 2007				
Interest income	$ -	$ -	$ 168	$ 168
Gain on sale of marketable securities	-	-	4,570	4,570
Expenses	-	(31,567)	(595,488)	(627,055)
	$ -	$ (31,567)	$ (590,750)	$ (622,317)

	Congo	Mali	Canada	Total
For the year ended May 31, 2006				
Interest income	$ -	$ -	$ 159	$ 159
Gain on sale of marketable securities	-	-	55,233	55,233
Expenses	-	(30,442)	(270,859)	(301,101)
	$ -	$ (30,442)	$ (215,267)	$ (245,709)

12. Supplemental Cash Flow Information

The Company incurred non-cash financing and investing activities during the years ended May 31, 2007 and 2006 as follows:

	2007	2006
Non-cash financing activities:		
Share capital issued for:		
Deferred exploration costs – Lokoro project	$ 234,245	$ -
Mineral properties	222,000	-
Share subscription receivable	-	(5,250)
Share subscription advance	(2,500)	-
Share subscription receivable	-	(5,250)
Share subscription advance	(2,500)	-
	$ 456,245	$ -

	2007	2006
Non-cash investing activities:		
Deferred exploration costs – Lokoro project	$ (234,245)	$ -
Acquisition of mineral properties	(222,000)	-
Deferred exploration costs – amortization	(7,777)	(10,670)
Automobile and equipment – amortization	7,777	10,670
	$ (456,245)	$ -

13. Commitments

The Company is under obligation for various equipment leases

Future minimum lease payments for the next three years are as follows:

2008	$ 3,169
2009	3,169
2010	2,867
	$ 9,205

African Metals Corporation

Corporate Information

(As at September 28, 2007)

CORPORATE & RECORDS OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 684-4100 Fax: (604) 684-5854
Website: www.africanmetals.com Email Address: info@africanmetals.com

OFFICERS & DIRECTORS

Mr. Klaus Eckhof, President & Director
Mr. Willis W. Osborne, CEO, CFO & Director
Mr. Michael F. Bolton, Director
Mr. Mahamadou Keita, Director
Ms. Jennifer Nestoruk, Corporate Secretary

INVESTOR RELATIONS

Mr. George W. Butterworth

STOCK EXCHANGE LISTING

TSX Venture Exchange (TSX-V)
Trading Symbol "AFR"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	19,715,153
Options:	1,485,000
Warrants	2,500,000
Fully Diluted	23,700,153

12g3-2(b) Exemption #82-1856
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

PRINTED IN CANADA

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the shareholders of African Metals Corporation (the "Company") will be held at 10th Floor, 595 Howe Street, Vancouver, British Columbia, on Tuesday, October 30, 2007, at the hour of 2:00 P.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the financial statements of the Company together with the auditor's report thereon for the financial year ended May 31, 2007.
2. To fix the number of directors at four.
3. To elect directors for the ensuing year.
4. To appoint MacKay LLP the auditors for the ensuing year.
5. To authorize the directors to fix the remuneration to be paid to the auditor.
6. To approve and ratify the Company's Stock Option Plan.
7. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 2nd day of October, 2007.

BY ORDER OF THE BOARD

"Willis W. Osborne"

Willis W. Osborne
CEO, CFO and Director

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

INFORMATION CIRCULAR

(As at October 2, 2007, except as indicated)

AFRICAN METALS CORPORATION (the "Company") is providing this information circular and a form of proxy in connection with management's solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on Tuesday, October 30, 2007 and at any adjournments thereof. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder's behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the corporate offices of the Company at Suite 515, 475 Howe Street, Vancouver, British Columbia V6C 2B3, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to *accept proxies received subsequently.*

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee"). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By *choosing to send these materials* to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value, of which 19,729,153 shares are issued and outstanding. Persons who are registered shareholders at the close of business on October 2, 2007 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held. The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at four.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position	*Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years*	*Previous Service as a Director*	*Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed*[2]
MICHAEL F. BOLTON[1] West Vancouver, British Columbia, Canada *Director*	President of Douglas Power Equipment Ltd., 1977 to present.	Since July 2001	81,503[3]
KLAUS ECKHOF Trigg, Australia *President and Director*	President of Moto Goldfields Ltd.	Since November 2003	Nil
MAHAMADOU KEITA[1] Bamako, Mali; West Africa *Director*	Director of Great Quest Metals 1998 to present; Independent Geologist Consultant.	Since February 2003	104,500
WILLIS W. OSBORNE[1] Vancouver, BC, Canada *Chief Executive Officer, Chief Financial Officer and Director*	President of Great Quest Metals Ltd. 1998 to present. Independent Management and Geologist Consultant, 1987 to present.	Since May 1980	505,973[4]

(1) Member of the audit committee.
(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at October 2, 2007, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.
(3) Of these shares 2,344 are held indirectly in the name of FD Bolton Services Ltd., a private company wholly owned by Michael F. Bolton.
(4) Of these shares 446,084 are held indirectly in the name of Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne.

No proposed director:

(a) is, as at the date of the information circular, or has been, within 10 years before the date of the information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

The following table (presented in accordance with National Instrument 51-102) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at May 31, 2007 and the other three most highly compensated executive officers of the Company as at May 31, 2006 whose individual total salary and bonus for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

Summary Compensation Table

		Annual Compensation			*Long Term Compensation*			
					Awards		*Payouts*	
NEO Name and Principal Position	*Year*	*Salary ($)*	*Bonus ($)*	*Other Annual Compensation ($)*	*Securities Under Options/ SAR's Granted (#)*	*Shares/Units Subject to Resale Restrictions ($)*	*LTIP Payouts ($)*	*All Other Compensation ($)*
Willis W.	2007	Nil	Nil	$25,600[1]	110,000/0[2]	Nil	Nil	Nil
Osborne	2006	Nil	Nil	$23,750[1]	115,000/0[2]	Nil	Nil	Nil
CEO and CFO	2005	Nil	Nil	$21,000[1]	131,000/0[2]	Nil	Nil	Nil

(1) Management fees were paid to Swiftcurrent Ventures Ltd. undertaken on behalf of the Company. Swiftcurrent Ventures Ltd. is a private company wholly owned by Mr. Osborne. See "Management Contracts".

(2) Held by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants During the Most Recently Completed Financial Year

NEO Name	Securities under Options/ SARs Granted[1]	% of Total Options/ SARs granted to Employees in the Financial Year	Exercise Base Price[2] ($/Security)	Market Value of Securities Underlying Options/ SARs on the date of the grant ($/Security)	Expiration Date
Willis W. Osborne CEO & CFO	110,000	13.75%	$0.50	$0.50	August 4, 2011

(1) These options vest immediately upon granting.
(2) The exercise price is determined by the Board of Directors but was no less than the Discounted Market Price of the Company's shares at the time of granting the options.

Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.

NEO Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized[1] ($)*	*Unexercised Options/ SARs at financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options/SARs at Financial Year-end[1] ($) Exercisable/ Unexercisable*
Willis W. Osborne CEO and CFO	45,000	$17,325	180,000	$55,700

(1) Dollar value is equal to the number of securities acquired on exercise times the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors. The Company granted 580,000 stock options to the Directors during the most recently completed financial year as set out below. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

NEO Name	*Securities Under Option/SARs Granted[1] (#)*	*% of Total Options/SARs Granted to Employees in Financial Year*	*Exercise or Base Price[2] ($/Security)*	*Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)*	*Expiration Date*
Michael Bolton Director	70,000	8.75%	$0.50	$0.50	August 4, 2011
Klaus Eckhof President & Director	400,000	50%	$0.50	$0.50	August 4, 2011
Willis W. Osborne CEO & CFO & Director	110,000	13.75%	$0.50	$0.50	August 4, 2011

(1) The options vest immediately upon granting.
(2) The exercise price of stock options is determined by the Board of Directors but was no less than the Discounted Market Price of the Company's shares at the time of granting the options.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company's compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	*Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)*	*Weighted-average exercise price of outstanding options, warrants and rights (b)*	*Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)*
Equity compensation plans approved by securityholders	1,582,000	$0.50	379,815
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	1,582,000	$0.50	379,815

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, director or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

MacKay LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of MacKay LLP as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MacKay LLP, Chartered Accountants, were first appointed auditors of the Company on March 11, 2002.

MANAGEMENT CONTRACTS

During the last completed financial year, the Company was charged management fees in the amount of $25,600 by Swiftcurrent Ventures Ltd., a private company wholly owned by Willis W. Osborne, CEO, CFO and a Director of the Company.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 mandates disclosure of corporate governance practices which disclosure is set out below.

Independence of Members of Board

The Company's Board consists of four directors, two of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110. Michael Bolton and Mamadou Keita are independent. Klaus Eckhof is not independent as he is the President of the Company and Willis W. Osborne is not independent as he is the Chief Executive Officer and Chief Financial Officer of the Company.

Management Supervision by Board

The operations of the Company do not support a large Board of Directors and the Board has determined that the current constitution of the Board is appropriate for the Company's current stage of development. Independent supervision of management is accomplished through choosing management who demonstrate a high level of integrity and ability and having strong independent Board members. The independent directors are however able to meet at any time without any members of management including the non-independent directors being present. Further supervision is performed through the audit committee which is composed of a majority of independent directors who meet with the Company's auditors without management being in attendance.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in the following table.

Name of Director	Names of Other Reporting Issuers the Director is a Director of
Klaus Eckhof	Moto Goldfields Ltd., Condor Resources, Elemental Minerals, Aurora Gold, Tiger Resources, De Beirs Goldfields
Willis W. Osborne	Great Quest Metals Ltd.
Michael Bolton	N/A
Mamadou Keita	Great Quest Metals Ltd.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1. access to recent, publicly filed documents of the Company, technical reports and the Company's internal financial information;
2. access to management and technical experts and consultants; and
3. a summary of significant corporate and securities responsibilities.

Board members are encouraged to communicate with management, auditors and technical consultants, to keep themselves current with industry trends and developments and changes in legislation with management's assistance and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders. The Board has adopted a Code of Conduct that is posted on its website and has instructed its management and employees to abide by the Code.

Nomination of Directors

The Board has responsibility for identifying potential Board candidates. The Board assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the Chief Executive Officer

The independent Directors are Michael Bolton and Mamadou Keita. These Directors have the responsibility for determining compensation for the directors and senior management.

To determine compensation payable, the independent directors review compensation paid for directors and Chief Executive Officers of companies of similar size and stage of development in the mineral exploration industry and determine an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the independent directors annually review the performance of the Chief Executive Officer in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Board Committees

As the directors are actively involved in the operations of the Company and the size of the Company's operations does not warrant a larger board of directors, the Board has determined that additional committees are not necessary at this stage of the Company's development.

Assessments

The Board does not consider that formal assessments would be useful at this stage of the Company's development. The Board conducts informal annual assessments of the Board's effectiveness, the individual directors and each of its committees. To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Nominating and Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness. As part of the assessments, the Board or the individual committee may review its mandate and conduct reviews of applicable corporate policies.

AUDIT COMMITTEE

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.
- Review and appraise the performance of the Company's external auditors.
- Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company's Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to *foster open communication*, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a) Review and update this Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board *of Directors and the Committee as representatives of the shareholders of the Company.*

(b) Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c) Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d) Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e) Recommend to the Board of Directors the selection and, where applicable, the replacement of the external *auditors nominated annually for shareholder approval.*

(f) At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company's accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g) Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

i. the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii. such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii. such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h) Review any complaints or concerns about any questionable accounting, *internal accounting controls or* auditing matters.

(i) Review certification process.

(j) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Willis W. Osborne	Not independent	Financially literate
Michael Bolton	Independent	Financially literate
Mamadou Keita	Independent	Financially literate

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Member Education and Experience (Willis W. Osborne)

Willis W. Osborne has a Bachelor of Science degree in geology from the University of Minnesota and a Masters of Science degree in geology from the University of British Columbia. Mr. Osborne spent a year in the MBA program at the University of British Columbia, but then became involved in public companies. He has had 21 years experience as a mining executive in public companies and assumes full responsibility on the Audit Committee.

Audit Committee Member Education and Experience (Michael Bolton)

Michael Bolton has a Bachelor of Science in mathematics from West Texas State University and an MBA from the University of British Columbia. He has been President of Douglas Lighting Controls for the past 30 years and his experience fully qualifies him as a member of the audit committee.

Audit Committee Member Education and Experience (Mamadou Keita)

Mamadou Keita has a Bachelor of Science degree from the National School of Ingeniors in Mali and a Masters of Science degree from the Mining Institute of St. Petersburg in Russia. He ran a large regional geological survey for the B.R.G.M. (The French Geological Survey) and he was regional geologist in the Kenieba area for the Direction Nationale Geologie et Mines Mali. He has also acted as a geological consultant for a number of companies. He has a full appreciation of good business principles and accounting practices.

Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (*De Minimis Non-audit Services*), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110. The Company is relying upon the exemption in Section 6.1 of MI 52-110 (*Venture Issuers*).

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	*Audit Fees*	*Audit Related Fees*	*Tax Fees*	*All Other Fees*
May 31, 2007	$14,300	$ -	$ -	$ -
May 31, 2006	$12,000	$ -	$850	$ -

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval and Ratification of Stock Option Plan

The Board of Directors of the Company implemented a stock option plan (the "Plan") effective October 16, 2002, which was approved by the TSX Venture Exchange (the "Exchange") on January 2, 2003 and the shareholders of the Company on November 26, 2002.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the board of directors of the Company and are

required to have an exercise price no less than the Market Price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and service providers of the Company and its subsidiaries or employees of companies providing management services to the Company or its subsidiaries.

The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis. The Plan contains no vesting requirements but provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder. Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

> "UPON MOTION IT WAS RESOLVED that the Company approve and ratify, subject to regulatory approval, the Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and service providers of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company's issued and outstanding shares being reserved to any one person on a yearly basis."

The full text of the Plan will be available for review at Suite 515, 475 Howe Street, Vancouver, BC, V6C 2B3 during usual business hours up to the date of the Meeting and at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 515 - 475 Howe Street, Vancouver, British Columbia, V6C 2B3 to request copies of the Company's financial statements and MD&A.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 2nd day October, 2007.

BY ORDER OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne,
CEO, CFO and Director

Proxy

ANNUAL MEETING OF SHAREHOLDERS OF AFRICAN METALS CORPORATION (the "Company") TO BE HELD AT 10TH FLOOR, 595 HOWE STREET, VANCOUVER, BRITISH COLUMBIA ON TUESDAY, OCTOBER 30, 2007, AT 2:00 PM

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Willis W. Osborne, a Director of the Company, or failing this person, Michael F. Bolton, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Affix label here

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at four (4).		
		For	Withhold
2.	To elect as Director, Michael F. Bolton		
3.	To elect as Director, Klaus Eckhof		
4.	To elect as Director, Mahamadou Keita		
5.	To elect as Director, Willis W. Osborne		
6.	To appoint MacKay LLP as Auditors of the Company.		
		For	Against
7.	To authorize the Directors to fix the auditors' remuneration		
8.	To pass an ordinary resolution to approve and ratify the Company's stock option plan.		
9.	To transact such other business as may properly come before the Meeting		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;**

   OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of the Company by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

African Metals Corporation
Suite 515, 475 Howe Street
Vancouver, BC V6C 2B3
Fax: (604) 684-5854

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

Request for Financial Statements

In accordance with securities regulations, shareholders are given the opportunity to elect annually to have their name added to the Issuer's supplemental mailing list in order to receive (i) annual financial statements and MD & A and (ii) interim financial statements and MD & A of the Issuer. The documents will be accessible under the Issuer's profile at www.sedar.com. However, if you wish to receive any such mailings, please check the applicable box below.

I wish to receive annual financial statements and MD & A ☐

I wish to receive interim financial statements and MD & A ☐

COMPLETE AND RETURN THIS FORM TO:

African Metals Corporation
515 – 475 Howe Street
Vancouver, BC
V6C 2B3

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ____________________

I confirm that I am the **BENEFICIAL** owner of ____________________ shares of the Issuer. *(Common/Preferred)*

I confirm that I am the **REGISTERED** owner of ____________________ shares of the Issuer. *(Common/Preferred)*

SIGNATURE OF SHAREHOLDER: ______________________ DATE: ____________

CUSIP: **008287104**

END